Exhibit 1
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[E-Cruiter.com Logo]

FOR IMMEDIATE RELEASE

                    E-CRUITER.COM ANNOUNCES DEPARTURE OF CFO

                        CONTROLLER NAMED TO INTERIM ROLE

                  OTTAWA, ONTARIO - FEBRUARY 9, 2001 - E-CRUITER.COM INC. (NASDAQ - ECRU) - a leading provider of Web-powered hiring management systems - today announced that Jeff Potts, chief financial officer has resigned to join a start-up opportunity. As of February 16, 2001, Potts will no longer be involved in the operations of the company but will continue as required on a consultative basis.

                  The Board of Directors has commissioned an active recruitment campaign to fill the senior management position.

                  In the interim period, until such time as a replacement can be found, E-Cruiter.com's controller, Marcel Tellier will assume financial management duties upon Potts' departure. The executive management team of the company will also be assisted in the company's financial management and direction by SC Stormont Corporation, a financial advisory firm based in Ottawa. SC Stormont has been providing financial advisory services to E-Cruiter.com since March of 2000.

                  "Jeff Potts has had a number of achievements during his tenure at E-Cruiter.com, one of the most noteworthy being our initial public offering in December of 1999," said Gerry Stanton, president and CEO, E-Cruiter.com. "We would like to thank Jeff for his hard work, and wish him the very best. The existing relationship with Marcel and the executives of SC Stormont Corporation will provide a smooth transition between Jeff's departure and the appointment of his permanent replacement. E-Cruiter.com will continue to move forward with our strategy of aggressive growth, building market share and shareholder value."

                  ABOUT E-CRUITER.COM INC.

                  E-Cruiter.com (NASDAQ: ECRU), a leading Web-powered hiring management system offers corporate recruiting portals that empower companies to attract, select, and retain talent more quickly and cost effectively than traditional recruiting methods.



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                  E-Cruiter.com's corporate recruiting portals link a company's
Internet career site with the entire applicant supply chain. The recruiting portal provides a central, multi-functional hiring platform to greatly enhance recruitment performance by harmonizing the management of all candidate sources with an e-communications and workflow solution.

                  The company's expertise has driven Bell Canada, Dell Computer Corporation (Canada), SAS Institute Canada Inc., Sony Music Canada and numerous high- growth start-ups to select E-Cruiter.com's solutions. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER.

Except for the factual information contained in this press release, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 certain of the matters regarding product and services and market dynamics herein may constitute forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Factors that might cause such a difference include changes in technology and industry standards, increased competition and market acceptance of the Company's products and services and those of its competitors.

For More Information:

Media Contacts:

Sarah Spence                                Maggie O'Lett
E-Cruiter.com                               High Road Communications
Tel: 416-222-6344 ext. 568.                 A Fleishman-Hillard Company
E-mail: sarah.spence@ecruiter.com           Tel: 613-236-0909
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                                            E-mail: molett@highroad.com
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Investor Relations Contacts:

Marcel Tellier                              Craig Armitage
E-Cruiter.com                               Fleishman-Hillard
Tel: 613-236-2263 ext. 226                  Tel: 416-214-0701 ext. 322
E-Mail: marcel.tellier@ecruiter.com         E-mail: armitagc@fleishman.com
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